April 14, 2011

VIA EDGAR, TELECOPIER AND U.S. MAIL

Mr. Christian N. Windsor
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4470
Washington, DC  20549

Re:     Crescent Financial Corporation, Cary, North Carolina
           Preliminary Proxy Statement
           Filed March 31, 2011
           File No. 000-32951

Dear Mr. Windsor:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 6, 2011, regarding the above-referenced preliminary proxy filing of Crescent Financial Corporation, Cary, North Carolina (the “Company”) on Schedule 14A.

For reference purposes, the text of your letter, dated April 6, 2011, has been set forth with the Company’s responses below.  All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

1.
Please advise the staff how you concluded that the entry into the investment agreement with [Piedmont] was not the first step in a series of transactions intended to take the company private.  Please also address why Rule 13e-3 does not apply to this transaction.

Response:

We do not believe that Rule 13e-3 applies to the Company’s entry into the Investment Agreement with Piedmont Community Bank Holdings, Inc. (“Piedmont”) or to any of the transactions contemplated by the Investment Agreement.  Piedmont is not an affiliate of the Company and will not be an affiliate of the Company at the time the tender offer is commenced.  The tender offer, once commenced, will be conducted by Piedmont and not by the Company or any affiliate of the Company.  Upon the conclusion of the transactions contemplated by the Investment Agreement, the Company will remain a reporting company with securities listed on NASDAQ, and there is no intention for the transactions to result in the Company ceasing to be public.  In particular, we note that Section 7.2(h) of the Investment Agreement requires, as a condition to closing, that the Company’s common stock be continually listed on NASDAQ and that the shares issued to Piedmont pursuant to the Investment Agreement be approved for listing on NASDAQ.  The Company is also required to execute and deliver a registration rights agreement regarding the shares to be issued pursuant to the Investment Agreement.  We believe this is further evidence that the parties intend that the Company remain a public company following the transaction.

Based on the number of Company shareholders and the distribution of ownership, the Company believes that it is highly unlikely that in any event after the transactions contemplated by the Investment Agreement the Company will be eligible to cease filing reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Finally, the Company hereby represents to the Staff that it intends to remain a public company, with a class of securities registered under the Exchange Act, following consummation of the transactions contemplated by the Investment Agreement.

2.	Please advise the staff how you concluded that the discussion of [Piedmont’s] proposed tender offer in this document is not represent an early commencement of the tender offer.

Response:

The preliminary proxy filing is not a document published, sent, or given by Piedmont.  More importantly, Piedmont has not sent or given the “means to tender” to security holders, nor has it published any such means to tender.

The Company will include a prominent pre-commencement legend in the proxy statement as follows:

“This proxy statement is neither an offer to purchase nor a solicitation of an offer to sell securities. Piedmont will file a tender offer statement on Schedule TO with the SEC. Crescent stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC because they will contain important information about the proposed transaction.”

3.	Please advise the staff how you concluded that Rule 145 does not apply to the reincorporation.

Response:

The sole purpose of the Reincorporation is to change the Company’s domicile within the United States.  Therefore, Rule 145 does not apply, pursuant to the language set forth in Rule 145(a)(2). We believe this is consistent with the intent of Rule 145.  The Preliminary Note to Rule 145 states that, “an “offer,” “offer to sell,” “offer for sale” or “sale” occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”  In this case, the Company’s shareholders are not making an investment decision with regard to any new security.  Instead, the only new security that they will receive will solely result from the reincorporation to change the Company’s domicile from North Carolina to Delaware.

Although the Reincorporation is being voted on in the context of the Investment by Piedmont in the Company, it is a separate proposal.  None of the proposals involves an investment decision as contemplated by Rule 145.  Pursuant to NASDAQ rules, the Investment must be approved by a majority of the Company’s shareholders, and this transaction does not involve an investment decision on the part of the Company's shareholders.  Each of the matters submitted for shareholder action is being voted on separately by the Company’s shareholders and each should therefore be viewed as a separate decision.  The Company’s Board of Directors has determined to recommend a vote in favor of the Reincorporation, and while this vote is being taken in the context of a larger transaction, the sole purpose of the Reincorporation is to redomicile the Company.

In connection with the above responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its proxy solicitation materials.

Please feel free to contact me at (919) 466-7770 if you have questions or concerns.

Sincerely,
/s/ Michael G. Carlton
Michael G. Carlton President and Chief Executive Officer Crescent Financial Corporation

cc:           Gaeta & Eveson, P.A.